EXHIBIT 99.1

[AMERICAN HOME LOGO]


FOR IMMEDIATE RELEASE
---------------------


           American Home Mortgage Reports Second Quarter 2003 Results

      - Announces Record Loan Production, Earnings and Earnings Per Share -
                   - Earnings Per Diluted Share Reach $1.55 -


Melville, NY (July 24, 2003) -- American Home Mortgage Holdings, Inc. (NASDAQ:
AHMH), one of the nation's leading mortgage lenders, today announced record results for the second quarter and six months ended June 30, 2003.

SECOND QUARTER FINANCIAL HIGHLIGHTS
-----------------------------------

      o Net earnings for the second quarter reached $26.9 million, compared to $6.5 million during the second quarter of 2002, an increase of 313.8%.
      o Earnings per diluted share set a record of $1.55 per share compared to $0.49 per share during the second quarter of 2002, an increase of 216%.
      o Revenue was $129.5 million compared to $40.5 million during the second quarter of 2002, an increase of 219.8%.
      o Book value per share rose to $12.16 at June 30, 2003 compared to $8.17 at June 30, 2002


FIRST SIX MONTHS 2003 FINANCIAL HIGHLIGHTS
------------------------------------------

      o Net earnings were $43.2 million for the first six months, an increase of 227% from the $13.2 million earned in the first six months of last year.
      o Earnings per diluted share set a record $2.51 per share for the first six months, an increase of 146% over the first six months of last year.
      o Revenue was $224.0 million, an increase of 201% from the first six months of last year.





                                     -more-

OPERATING STATISTICS
--------------------

                                                   Three Months Ended June 30th
                                                   ----------------------------

                                                  2003             2002
                                                  ----             ----

   Total Loan Originations                        $6.2 billion     $2.0 billion

   Retail E-Commerce Loan Originations            $470 million     $262 million

   Loans Sold                                     $5.6 billion     $2.0 billion

   Applications Accepted                          $10.2 billion    $3.3 billion

                                                    Six Months Ended June 30th
                                                    --------------------------

                                                  2003             2002
                                                  ----             ----

   Total Loan Originations                        $10.5 billion    $3.9 billion

   Retail E-Commerce Loan Originations            $979 million     $775 million

   Loans Sold                                     $9.6 billion     $4.1 billion

   Applications Accepted                          $17.3 billion    $6.3 billion

                                                             June 30th
                                                             ---------

                                                   2003            2002
                                                   ----            ----

   Application Pipeline                            $8.5 billion    $3.7 billion

   Number of Branches                              211             131

   Mortgage Servicing Portfolio - Total with       $8.9 billion    $9.0 billion
   Warehouse

   Mortgage Servicing Portfolio - Serviced for     $7.2 billion    $8.6 billion
   Others

   Weighted average note rate                      6.46%           7.12%

   Weighted average service fee                    .346%           .351%

Michael Strauss, Chairman and Chief Executive commented, "The second quarter of 2003 was by far the best quarter in our company's history with record results for virtually all of our company's key metrics including earnings per share which reached $1.55 and gross loan applications which exceeded $10 billion. While the environment was highly supportive during the second quarter, interest rates have recently increased. Going forward, higher interest rates are projected to slow our loan origination business, but, to a lesser extent, improve our servicing business. We have been factoring higher interest rates into our financial projections, and those projections have been the basis for our ongoing earnings guidance. In order to offer additional transparency into our financial projections, beginning with this earnings release, we will be providing more details concerning our financial projections and the underlying assumptions on which they are based."


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

Commenting on the Apex Mortgage Capital merger, Mr. Strauss stated, "We are very excited about our recently announced merger with Apex Mortgage Capital and the reorganization of our business as a Real Estate Investment Trust. As discussed in our release announcing the merger, combined with Apex our earnings will be more diversified and our existing mortgage origination and new mortgage holdings businesses will be highly synergistic. In particular, by providing adjustable rate loan applications to the mortgage holdings business, the mortgage origination business is projected to enhance the holdings business' return while reducing its risk. We also project that, combined with Apex, we will be able to pay an annual dividend of $2.20 per share."

Mr. Strauss concluded, "During the second quarter we also completed the acquisition of American Mortgage, which is expected to substantially grow our mortgage broker acceptance business, and which has expanded our retail branch network to 211 locations. We are pleased to welcome Bruce Madden, American Mortgage's President, and the rest of the American Mortgage team to our company."


SECOND QUARTER AND FIRST SIX MONTHS HIGHLIGHTS
----------------------------------------------

American Home's loan origination segment benefited from continued high refinancing activity, which more than offset losses from the loan servicing segment. Refinancing accounted for 70% of loan originations during the second quarter compared to 73% of loan originations during this year's first quarter. Total loan originations were $6.2 billion in the second quarter and $10.5 billion for the first six months. Total gross revenue from loan production, including net interest income, was $140.9 million during the second quarter and $238.9 million during the first six months. The Company's gross production margin, equal to its production revenue including net interest income on loans held for sale expressed as a percent of its loans originated, was 2.25% in the second quarter.

The outstanding results in the loan origination segment were partially offset by losses in the loan servicing segment. Loan servicing fees, net of amortization and impairment, experienced a loss of $12.7 million in the quarter primarily due to $17.3 of amortization and $6.5 million of impairment. For the first six months, the loan servicing fees, net of amortization and impairment was a loss of $19.1 million, including $30.1 million of amortization and $12.2 million of impairment.

ACQUISITION OF APEX MORTGAGE CAPITAL
------------------------------------

As previously announced on July 14, the Company signed a definitive agreement to acquire Apex Mortgage Capital, Inc., (Amex: AXM) a financial company structured as a Real Estate Investment Trust (REIT) for approximately $186 million in stock consideration. In connection with the merger, the Company will reorganize and elect to be taxed as a REIT with a wholly owned taxable subsidiary that will include its existing mortgage origination and mortgage servicing businesses.

In acquiring Apex, the Company will enter a new business segment, holding mortgages for net interest income. The mortgage holdings are expected, after a transition period, to be self-originated adjustable rate loans that have been securitized. The holdings will be levered so that total assets will be between eight and twelve times invested equity. The invested equity will primarily result from the Apex acquisition, with additional equity being contributed from excess capital in American Home's existing operations. The liabilities that will lever the holdings will be structured to match the holdings' sensitivity to changes in interest rates to minimize a potential loss of the holdings' value as a result of changing interest rates.


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

EARNINGS GUIDANCE
-----------------

During the first 14 business days of the third quarter 2003, American Home continued to receive a high volume of applications. Applications for the 14 days averaged $152.7 million per day, which would equate to a run-rate of $9.8 billion of applications for the quarter, compared to actual applications of $10.2 billion for the second quarter. However, interest rates have recently risen by close to 1% to near year-high levels and are expected to increase further. Consequently the volume of loan applications and eventually loan closings is expected to fall.

American Home Mortgage has given, and reaffirms, earnings guidance of $3.95 to $4.05 per share for the full year 2003 and $3.05 to $3.15 per share for the full year 2004. The assumptions upon which the guidance is based include the acquisition of Apex closing on or about September 30, national mortgage origination volume following Fannie Mae's forecast of $3.7 trillion in 2003 and $2.0 trillion in 2004, American Home's market share remaining constant at its current run rate of 0.64% of national loan production, and American Home's gross margin declining from its run rate of 2.25%* to 1.73%* for six months due to an imbalance of industry wide supply and demand, and then recovering to 1.98%*. The assumptions also include American Home's operating costs increasing from a current run rate of 1.31% of loan originations to 1.58% of loan originations for the year 2004 as a result of not being able to reduce costs pro rata with volume and American Home's loan servicing results swinging from a pre-tax loss in 2003 of $26.2 million to a pre-tax profit in 2004 of $22.1 million, primarily as a result of reduced prepayments of loans being serviced. American Home's earnings guidance includes $0.07 per share of earnings accretion in 2003, and $0.43 per share of accretion in 2004 as a result of its merger with Apex and the consequent projected net interest income from holding its adjustable rate loan originations in securitized form in a REIT structure, partially offset by the share issuance the Apex merger will require. The company anticipates paying out as dividends $2.20 per share of its 2004 earnings while retaining the balance, which is projected to be $0.85 to $0.95 per share.

                                    *Gross margin in accordance with GAAP (gross revenue less direct origination costs)

American Home's projected segment results are as follows:

                        After-Tax Projected Earnings by Segment
                        (amounts in millions)

                                                      2003        2004
                                                      ----        ----

      Net Interest Income from Mortgage Holdings      $7.5        $39.5

      Mortgage Originations                           $86.5       $30.9

      Mortgage Servicing                             ($15.4)      $13.0
                                                       ----        ----
      Total Earnings**                                $78.6       $83.4

      Average Diluted Shares Outstanding***            19.7        26.9

                                                 **Midpoint of Earnings Guidance
 ***Includes shares issued to Apex stockholders based on a share price of $19.43


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

American Home's earnings guidance does not include growing market share above today's run rate of 0.64%. Over the past three years, American Home has been able to rapidly grow share, and will strive for continued share growth through the same drivers that have been used to date, namely accretive acquisitions, organic growth in the branch network, additional development at MortgageSelect, and continued franchise growth in the mortgage broker acceptance operation.

OTHER NEWS
----------

      o In conjunction with the Apex merger the Company continued to expand its senior management team with the hiring of Tom McDonagh as Executive Vice President and Chief Investment Officer. Mr. McDonagh will be responsible for managing the company's mortgage securities holdings and their associated liabilities

      o During the second quarter, American Home entered into an agreement to acquire and consummated the acquisition of the assets of American Mortgage LLC for approximately $1.6 million in cash.


CONFERENCE CALL TODAY
---------------------

American Home will hold an investor conference call to discuss earnings at 10:30 a.m., Eastern Time, on July 24, 2003. Interested parties may listen to the call by visiting the American Home corporate website www.americanhm.com Shareholder Information section to listen to the conference call webcast live. A replay of the call will be available after 1:00 p.m., Eastern Time, July 24, 2003, through midnight Eastern Time on August 7, 2003. Please contact John Lovallo at Ogilvy Public Relations Worldwide at 212-880-5216 or john.lovallo@ogilvypr.com with any questions.

ABOUT AMERICAN HOME MORTGAGE

American Home Mortgage Holdings, Inc. is an originator and servicer of residential mortgage loans. It operates 211 loan production offices located in 37 states, MortgageSelect, a leading online mortgage lender, three mortgage broker support centers and a loan servicing center. For additional information, please visit the Company's Web site at www.americanhm.com







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


                                        ###


Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: This news release contains statements about future events and expectations, which are "forward-looking statements." Any statement in this release that is not a statement of historical fact, including, but not limited to earnings guidance and forecasts, projections of financial results, and expected future financial position, dividends and dividend plans and business strategy, is a forward-looking statement. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause American Home's actual results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Specific factors that might cause such a difference include, but are not limited to: the potential fluctuations in American Home's operating results; American Home's potential need for additional capital, the direction of interest rates and their subsequent effect on American Home's business, federal and state regulation of mortgage banking; competition; American Home's ability to attract and retain skilled personnel; and those risks and uncertainties discussed in filings made by American Home with the Securities and Exchange Commission. Such forward-looking statements are inherently uncertain, and shareholders must recognize that actual results may differ from expectations. American Home does not assume any responsibility to issue updates to the forward-looking statements discussed in this press release.



AMERICAN HOME MORTGAGE CONTACT:
John D. Lovallo
Senior Vice President
Ogilvy Public Relations Worldwide
212-880-5216
john.lovallo@ogilvypr.com
-------------------------




                    -Financial Tables Follow on Next Two Pages-










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

                      AMERICAN HOME MORTGAGE HOLDINGS, INC
                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                        (In thousands except share data)
                                   (Unaudited)

                                             Three Months Ended              Six Months Ended
                                                   June 30,                       June 30,
                                                   --------                       --------
                                              2003           2002            2003            2002
                                              ----           ----            ----            ----
   Gain on sale of mortgage loans        $    129,282    $     35,127    $    217,493    $     65,760
   Interest income - net                       11,604           3,932          21,404           6,929

   Loan servicing fees                         11,091           1,569          23,188           1,569
   Amortization and impairment                (23,758)           (848)        (42,240)           (848)
                                         ------------    ------------    ------------    ------------
      Net loan servicing fees (loss)          (12,667)            721         (19,052)            721
                                         ------------    ------------    ------------    ------------

   Other                                        1,241             688           4,169           1,000
                                         ------------    ------------    ------------    ------------
                                              129,460          40,468         224,014          74,410
                                         ------------    ------------    ------------    ------------

   Salaries, commissions and benefits,
   net                                         54,206          17,939          98,853          32,940
   Occupancy and equipment                      6,679           3,406          12,302           5,787
   Data processing and communications           2,748           1,649           5,828           3,084
   Office supplies and expenses                 3,847           1,185           6,870           2,321
   Marketing and promotion                      2,805           1,976           5,604           3,552
   Travel and entertainment                     2,891             943           4,878           1,598
   Professional fees                            1,672           1,340           3,513           1,876
   Other                                        8,423           1,973          12,088           2,773
                                         ------------    ------------    ------------    ------------
                                               83,271          30,411         149,936          53,931
                                         ------------    ------------    ------------    ------------

   Net income before income taxes              46,189          10,057          74,078          20,479
   Income taxes                                19,312           3,556          30,889           7,275
                                         ------------    ------------    ------------    ------------

   Net income                            $     26,877    $      6,501    $     43,189    $     13,204
                                         ============    ============    ============    ============

   Per share data:
     Basic                               $       1.58    $       0.50    $       2.56    $       1.06
     Diluted                             $       1.55    $       0.49    $       2.51    $       1.02
     Weighted average number of shares
     - basic                               16,980,679      12,912,523      16,866,454      12,491,933
     Weighted average number of shares
     - diluted                             17,347,833      13,401,391      17,182,392      12,981,866



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

                      AMERICAN HOME MORTGAGE HOLDINGS, INC
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                        (In thousands except share data)
                                   (Unaudited)

                                                  June 30,     March 31,    December 31,
                                                    2003         2003           2002
                                                    ----         ----           ----
   Assets
     Cash and cash equivalents                  $    47,257   $    31,019   $    24,416
     Mortgage loans held for sale - net           1,693,152     1,011,040       811,188
     Mortgage servicing rights - net                 82,388        96,373       109,023
     Goodwill                                        54,552        51,148        50,932
     Other assets                                   132,577       130,669       123,491
                                                -----------   -----------   -----------

   Total assets                                 $ 2,009,926   $ 1,320,249   $ 1,119,050
                                                ===========   ===========   ===========

   Liabilities
     Lines of credit:
     Warehouse                                  $ 1,533,130   $   901,741   $   728,465
     Servicing                                       53,500        63,700        66,000
     Other liabilities                              214,136       174,768       160,489

   Stockholders' equity                             209,160       180,040       164,096
                                                -----------   -----------   -----------

   Total liabilities and stockholders' equity   $ 2,009,926   $ 1,320,249   $ 1,119,050
                                                ===========   ===========   ===========

   Number of shares outstanding - Basic          17,204,049    16,774,913    16,717,459









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